FORM 51-102F3 - MATERIAL CHANGE REPORT

Item 1.

Name and Address of Company

Tournigan Energy Ltd. ("Tournigan" or the "Corporation")
12th Floor, 570 Granville Street
Vancouver, BC CANADA V6C 3P1
Telephone: 604.683.8320

Item 2.

Date of Material Change

July 16, 2008

Item 3.

News Release

The news release was disseminated through the services of Filing Services Canada on July 16, 2008.

Item 4.

Summary of Material Change

Tournigan Upgrades Portion of Kuriskova Resource to Indicated Category at Higher Grade, Adds Additional Pounds of Uranium

Item 5.

Full Description of Material Change

The Company announced that SRK Consulting (U.S.) Inc. has prepared a new resource estimate for the Kuriskova uranium deposit in Eastern Slovakia. The new NI 43-101 estimate has upgraded a significant portion of the deposit to the indicated category at higher grade than previously estimated. The deposit now has an indicated resource of 727,000 tonnes grading 0.413% U3O8 or 6.6 million pounds of U3O8 and an inferred resource of 5.8 million tonnes grading 0.247% U3O8, or 31.3 million pounds of U3O8. The base case of the estimate uses a cut-off of 0.03% U for comparison with prior estimates. SRK also provided a resource estimate at a cut-off of 0.05% U.

"Our infill drilling program between January 2007 and February 2008 has increased the pounds of uranium in the high-grade Main Zone. Overall, this drilling has upgraded close to 20 percent of the deposit to the indicated category with an average grade of over 0.4 percent U3O8," said Dorian L. (Dusty) Nicol, Tournigan’s president and CEO. "Our follow-up plan is to continue infill drilling and resume exploration drilling with the goal of adding pounds of uranium, increasing grade and bringing more of the deposit into the indicated classification."

Kuriskova Resource Estimate July 2008 (SRK)
Classification	Cut-off	U%	Tonnes	U3O8%	U3O8 lbs

Indicated	0.03%U	0.350	727,000	0.413	6,614,000

Inferred	0.03%U	0.209	5,765,000	0.247	31,337,000

Indicated	0.05%U	0.369	685,000	0.435	6,570,000

Inferred	0.05%U	0.254	4,568,000	0.299	30,131,000

Kuriskova has a high-grade main zone of stratabound uranium mineralization supplemented by a lower-grade stratabound zone of mineralization, both hosted in a sequence of andesitic volcanics. Within this main zone, SRK estimated the aforementioned indicated resource of 727,000 tonnes grading 0.413% U3O8 or 6.6 million pounds of U3O8 and an inferred resource of 3.5 million tonnes grading 0.348% U3O8 or 27.1 million pounds of U3O8 (see Main Zone Total Indicated and Main Zone Total Inferred in following table). The breakdown of the base case resource estimate by SRK is as follows:

Kuriskova Insitu Resources @ 0.03%U cut-off
Classification by Area	Sub-Zone	Model Zone	U%	Tonnes (000’s)	U3O8%	U3O8 lbs (000’s)
Indicated
Main	ZONE1N	1	0.366	633	0.432	6,033
	UP MAIN ZONE	1.2	0.161	40	0.190	165
	ZONE1S	1.1	0.293	55	0.346	416
Main Zone Total Indicated		1+1.1+1.2	0.350	727	0.413	6,614
H.W. Andesite Total Indicated			0.000	0	0.000	0
Total Indicated			0.350	727	0.413	6,614
Inferred
Main	ZONE1N	1	0.394	1918	0.464	19,620
	UP MAIN ZONE	1.2	0.106	12	0.125	33
	ZONE1S	1.1	0.179	1598	0.211	7,433
H.W. Andesite	ZONE2N	2	0.056	409	0.066	595
	ZONE3N	3	0.109	316	0.128	891
	ZONE4	4	0.104	265	0.123	719
	ZONE2S	2.1	0.052	629	0.061	846
	ZONE3S	3.1	0.075	619	0.088	1,200
Main Zone Total Inferred		1+1.1+1.2	0.295	3,528	0.348	27,087
H.W. Andesite Total Inferred			0.073	2,238	0.086	4,251
Total Inferred			0.209	5,765	0.247	31,337

The previous resource estimate at Kuriskova was as follows:

Kuriskova Uranium Deposit, Inferred Resource Estimate

December 2007 @ 0.03%U cut-off (A.C.A. Howe)

Domain	Tonnes (Mt)	U3O8%	U3O8 (lbs)

Main Zone	3,335,000	0.421	30,920,000

Hanging wall	1,765,000	0.138	5,370,000

All	5,100,000	0.323	36,290,000

A completed table of the new resource estimate by SRK can be found in Appendix A or by visiting Tournigan’s web site from this link:

 http://www.tournigan.com/i/pdf/KuriskovaResourceAppendixA.pdf

A longitudinal projection showing drill locations with results can be viewed from this link:

http://www.tournigan.com/i/pdf/20080716KuriskovaResourceLP.pdf

SRK’s new resource estimate for the Kuriskova uranium deposit includes results from 24 of 30 diamond drill holes drilled by Tournigan at the Kuriskova deposit in 2007, 10 of 15 diamond drill holes drilled by Tournigan in 2006, 3 diamond drill holes drilled by Tournigan in late 2005, 7 of 8 diamond drill holes in January-February 2008 and 18 holes of the 27 historical diamond drill holes drilled by previous government operators. The hole spacing for this inferred resource ranged between 40 to 150 metres. Allan V. Moran, Principal Geologist and Frank Daviess, Principal Resource Geologist, both with SRK Consulting (U.S.) Inc. and independent Qualified Persons as defined by NI 43-101, prepared the current resource estimate.

Interpretation and outlining of mineralization was conducted section-by-section by incorporating geological, structural and assay information for each geological domain and by snapping points for hanging wall and footwall contact while performing section interpretation. Triangulations of outlines between sections were done to create 3D wireframe solids for each geological domain using Datamine Studio 3 software. Interpolation of grade to populate the block model within domain wireframes was carried out using an inverse distance to the power three method and a dynamic anisotropy search option. The 3D wireframe solids were constructed by Tournigan and reviewed by SRK. Interpolation and NI 43-101 compliant resource classification parameters were developed by SRK.

The Kuriskova uranium deposit is part of a belt of largely stratabound uranium-molybdenum deposits hosted in a sequence of Permian-age meta-volcanic/sedimentary rocks in eastern Slovakia. The Kuriskova deposit is blind and is covered by thick soils and extensive forest cover. The deposit has a northwest-southeast strike, and a variable steep-moderate southwest dip (60 degrees in the upper part, 47 degrees in the lower part). The overall dimensions of the main zone of the deposit established to date by drilling, start about 120 metres below the surface and extend to a depth of approximately 650 metres below surface. The Main Zone deposit has been defined approximately 650 metres along strike by 530 metres down-dip by 2.5 – 3.0 metres thick.

A NI 43-101 technical report supporting the new resource estimate will be completed by SRK and will be posted under Tournigan’s profile at www.sedar.com within 45 days.

Item 6.

Reliance on subsection 7.1(2) or (3) of National Instrument 51-102

Not Applicable.

Item 7.

Omitted Information

Not applicable

Item 8.

Executive Officer

The following Senior Officer of the Corporation is available to answer questions regarding this report:

Dorian (Dusty) Nicol, President and CEO
Telephone – 604-683-8320
Facsimile – 604-683-8340

Item 9.

Date of Report

Dated at Vancouver, B.C., this 16th day of July, 2008.